                               -EARNINGS RELEASE-
                               ------------------
       ELRON ANNOUNCES NET INCOME OF $4.8 MILLION IN THE THIRD QUARTER OF
       ------------------------------------------------------------------
    2005 AND $46.8 MILLION IN THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2005
    ------------------------------------------------------------------------

Tel Aviv, Israel, November 8, 2005 - Elron Electronic Industries Ltd. (NASDAQ &
TASE: ELRN) today reported net income in the third quarter of 2005 of $4.8 million, or $0.16 per share, and $46.8 million, or $1.59 per share, in the nine months ended September 30, 2005. Net income in the third quarter of 2004 and in the nine months ended September 30, 2004 was $70.8 million, or $2.42 per share, and $80.0 million, or $2.74 per share, respectively, which included a $79.9 million gain, net of tax, resulting from the sale of Elron's holding in Elbit Systems in the third quarter of 2004.

The net income Elron reported in the nine months ended September 30, 2005 was mainly due to the following gains from exits and changes in holdings of group companies:

     i. a gain, net of tax, of approximately $45.4 million resulting from the sale of shares of Partner Communications Company Ltd. (Nasdaq: PTNR) for $94.0 million. This gain included approximately $9.4 million, which was recorded in the third quarter of 2005, resulting from a decrease in Elron's previous valuation allowance in respect of losses incurred in prior periods which were realized as a result from this sale;

     ii. a gain, net of tax, of approximately $17.2 million resulting from the sale of Elron's holding in Oren Semiconductor, Inc. to Zoran Corporation (NASDAQ:ZRAN) for $20.3 million in cash and Zoran shares; and

     iii. a gain of approximately $3.0 million from the decrease in Elron's interest in NetVision following its initial public offering on the Tel-Aviv Stock Exchange.

The above gains were offset mainly by losses, net, which Elron recorded with respect to its group companies in the amount of $6.0 million and $18.2 million in the three and nine month periods ended September 30, 2005, respectively.

During the first nine month of 2005 Elron invested approximately $32.3 million in new and existing group companies. Investments in new companies in the third quarter of 2005 included approximately $6.9 million in BrainsGate Ltd., a medical device company that is developing minimally invasive technology which enables the opening of the blood brain barrier and enabling widening of brain blood vessels and nerve stimulation. The company solutions focus on post ischemic stroke treatment, brain cancers and through cooperation with pharmaceutical companies to deliver into the brain drugs composed of large molecules. Other new investments during the first nine months of 2005 included $16 million in Teledata Networks Ltd., a provider of innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers, and $1.7 million in NuLens (as part of Elron's total investment of $2.9 million), a developer of intra-ocular lenses, mainly for cataract and presbyopia procedures. In October 2005, Elron invested $4.0 million in Gaia Broadband Services Management Ltd., a software company engaged in developing unique solutions in the field of broadband services management and home networks.

Liquidity and Shareholders Equity

As of September 30, 2005, Elron's cash, debentures and deposits amounted to approximately $145.5 million compared with $175.7 million at December 31, 2004. The decrease was mainly due to a dividend distribution in September 2005 of approximately $85.0 million (an additional payment of $3.5 million was made in October 2005), $32.3 million in investments in new and existing group companies and tax payments of $26.7 million net of $113.3 million proceeds received from exits completed during the first nine months of 2005.

Shareholders' equity at September 30, 2005, was approximately $301.6 million, representing approximately 83% of the total assets compared with $389.1 million representing approximately 78% of total assets at December 31, 2004.

"Elron's sound financial position enables us to actively continue to build and invest in new and existing companies. Since the beginning of the year, we invested $32.3 million, of which $25.2 million were in new companies which will establish the foundation for our future growth", said Doron Birger, Elron's President and CEO. "In addition, at the end of the third quarter of 2005, we distributed a $3 per share cash dividend, sharing our profitable exits with our shareholders".

Further to Elron's announcement on October, 10, 2005 regarding the departure of Tal Raz, Elron's Vice President & Chief Financial Officer, Elron announced that Rinat Remler has been appointed as Elron's new Chief Financial Officer. Ms. Remler has been Elron's Director of Finance since 2000.

Commenting on the appointment, Doron Birger said "Rinat Remler has been deeply involved in all major financial and business affairs of Elron and our group companies and the Board of Directors and I have full confidence in her ability to successfully fulfill her new position".

Investors may access Elron's third quarter financial report and a detailed management report on the company's web site: www.elron.com

Conference call details:
------------------------

 Tuesday, November 8, 2005 10:00 a.m. (EST); 05:00 p.m. Israel

DIAL IN NUMBERS:
----------------

In the US: 1 866 860 9642
In the UK: 0 800 917 5108
In Israel: 03 918 0610
International Participants: +972 3 918 0610

For your convenience, a replay of the call will be available starting two hours after the call ends until Thursday, November 10, 2005.

To access the replay please dial: (US) 1 888 269 0005, (UK) 0 800 917 4256 or (International) +972 3 925 5942. A replay of the call will also be available for ninety days on the company website.

Elron Electronic Industries Ltd. is high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, telecom, semiconductors and advanced materials. For further information, visit http://www.elron.com


Contact:

Tal Raz
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
raz@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

Tables to follow

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
In thousands of U.S. Dollars


                                                            September 30,        December 31,
                                                                2005                2004
                                                            --------------   -----------------
                                                              Unaudited
                                                            --------------
ASSETS
  Total current assets                                          $166,047         $198,662
                                                                --------         --------
INVESTMENTS AND LONG-TERM RECEIVABLES
Investments in affiliated companies                              108,638          117,124
Investments in other companies and long-term receivables          70,622          155,929
Deferred taxes                                                     1,296            5,493
Severance pay deposits                                             2,466            2,637
                                                                --------         --------

Total long-term assets                                           183,022          281,183
                                                                --------         --------

PROPERTY AND EQUIPMENT, NET                                        7,833            8,064
                                                                --------         --------

  INTANGIBLE ASSETS                                                7,963           13,247
                                                                --------         --------

  Total assets                                                  $364,865         $501,156
                                                                ========         ========

LIABILITIES AND SHAREHOLDERS' EQUITY
  Total current liabilities                                     $ 25,292         $ 39,845
                                                                --------         --------

LONG-TERM LIABILITIES
Long-term loans from banks and others                              4,246            4,072
Accrued severance pay and retirement obligations                   3,609            3,809
Deferred taxes                                                     8,748           41,233
Other                                                               --                 22
                                                                --------         --------

Total long-term liabilities                                       16,603           49,136
                                                                --------         --------

MINORITY INTEREST                                                 21,420           23,095
                                                                --------         --------

  Total Shareholders' Equity                                     301,550          389,080
                                                                --------         --------

  Total liabilities and shareholders' equity                    $364,865         $501,156
                                                                ========         ========

ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
In thousands of U.S. Dollars, except share and per share data


                                                   Nine months ended            Three months ended        Year ended
                                                     September 30,                September 30,            December
                                               ---------------------------  ---------------------------       31,
                                                   2005           2004           2005          2004          2004
                                               ------------   ------------   -------------  ------------   ------------
                                                                      Unaudited
                                               --------------------------------------------------------

 INCOME
   Net revenues                                   $ 12,409       $ 11,546       $ 3,891       $  4,545    $ 16,330
   Equity in losses of affiliated companies        (13,074)        (5,434)       (5,254)        (3,333)    (10,492)
   Gain from disposal of businesses and
     affiliated companies and changes in
     holdings in affiliated companies, net          23,513        132,386         1,124        104,485     132,396
   Other income, net                                58,039          4,813         1,491            626       4,784
                                                 ----------      ----------    ----------     ----------  ----------
                                                    80,887        143,311         1,252        106,323     143,018
                                                 ----------      ----------    ----------     ----------  ----------

 COSTS AND EXPENSES                                 19,931         28,189         7,625         12,806      39,164
                                                 ----------      ----------    ----------     ----------  ----------

Income (loss) before taxes on income                60,956        115,122        (6,373)        93,517     103,854
 Tax benefit (taxes on income)                     (16,211)       (30,924)        9,676        (22,770)    (15,132)
                                                 ----------      ----------    ----------     ----------  ----------
 Income from continuing operations after
   taxes on income                                  44,745         84,198         3,303         70,747      88,722
 Minority interest in losses (income) of
   subsidiaries                                      2,104         (3,725)        1,459            169      (4,135)
                                                 ----------      ----------    ----------     ----------  ----------
 Income from continuing operations                  46,849         80,473         4,762         70,916      84,587
 Loss from discontinued operations                       -           (450)            -            (94)       (454)
                                                 ----------      ----------    ----------     ----------  ----------

 Net income                                       $ 46,849       $ 80,023       $4,762        $ 70,822    $ 84,133
                                                 ==========      ==========    ==========     ==========  ==========

 Basic Income per share                           $   1.59       $   2.74       $  0.16       $   2.42    $   2.87
                                                 ==========      ==========    ==========     ==========  ==========
 Diluted income per share                         $   1.59       $   2.73       $  0.16       $   2.41    $   2.86
                                                 ==========      ==========    ==========     ==========  ==========
 Weighted average number of ordinary
   shares used in computing basic net
   income per share (thousands)                     29,421         29,233        29,433         29,277      29,266
                                                 ==========      ==========    ==========     ==========  ==========
 Weighted average number of ordinary
   shares used in computing diluted net
   income per share (thousands)                     29,537         29,353        29,523         29,412      29,385
                                                 ==========      ==========    ==========     ==========  ==========


MANAGEMENT REPORT FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2005

The following management report should be read in conjunction with our Condensed Interim Consolidated Financial Statements as of September 30, 2005 and notes thereto and with our Annual Consolidated Financial Statements as of December 31, 2004 and notes thereto, filed with the Securities and Exchange Commission under item 18 to our annual report on Form 20-F for the year ended December 31, 2004 ("2004 20-F"). This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

OVERVIEW

We are a high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical devices, advanced defense electronics, telecom, semiconductors, software products and services and advanced materials. Historically, most of our group companies were established together with entrepreneurs or started as activities within Elron and were subsequently spun-off.

In addition, some of our group companies grew out of our subsidiary, RDC-Rafael Development Corporation Ltd. ("RDC"), established with Rafael, the largest research and development organization of Israel's Ministry of Defense. RDC was established pursuant to an agreement entered into in July 1993 for the purposes of exploiting Rafael's technology in non-military markets. RDC has first rights to commercially exploit technologies of Rafael in non-military markets.

Our group companies include both publicly traded and privately held companies.

Our activities range from complete operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, non-significant holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, strategic planning, research and development guidance, identifying joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control, and legal support.

Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which requires investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs as well as their ability to raise financing and the condition of the capital markets.

We expect to continue to build and realize value for our shareholders through the sale to third parties of a portion or all of our holdings in, or the issuance of shares by, our group companies, while simultaneously pursuing the acquisition of, or investment in, new and existing companies at different stages of development including early stage and more mature companies. We believe that this strategy provides the ability to increase shareholder value as well as to create capital to support the growth of our group companies and to invest in new opportunities. The nature of our business, therefore, will result in some volatility in our results of operations, depending on the transactions that occur within a particular period.

Our net income (or loss) in any given period is due, for the most part, to the results of operations of those of our group companies which are accounted by us under the consolidation or equity method of accounting and dispositions and changes in our holdings of group companies. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, we have experienced, and expect to continue to experience, losses in respect of these companies. However, as a result of new accounting pronouncements described below under "CRITICAL ACCOUNTING POLICIES", some of our group companies and new companies in which we may invest may be accounted for at cost, thereby not affecting our results of operation. We anticipate this change may have a significant effect on our results of operations.




                                       1

Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies and the realization of certain holdings as well as the impact of any dividends or distributions to our shareholders. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets, which also affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.

TREND INFORMATION

Technology industries are affected by economic trends and the condition of the capital markets. Since the second half of 2003, there has been a recovery in the technology sectors and capital markets from the downturn which commenced in 2001. This trend was reflected in the improvement in the results of operations of most of our group companies as well as the raising of funds from new strategic and other investors in private placements completed by some of our group companies. In addition, we recorded significant gains from realizing few of our holdings, mainly in 2004 as a result of the sale of our holdings in Elbit Systems Ltd. (Nasdaq: ESLT) ("Elbit Systems"), and in the second quarter of 2005 from the sale of most of our shares in Partner Communications Company Ltd. (Nasdaq: PTNR) ("Partner") and the sale of all of our shares in Oren Semiconductor, Inc. ("Oren") (see below under "RECENT DEVELOPMENTS"). Should the improvement in the technology sectors and capital markets continue, we anticipate that it will have a positive effect on our group companies and their ability to raise additional capital.

We also anticipate increasing our investments in new companies in our main areas of operation, and we are currently considering investments in new companies in different stages of their life cycle including early stage and more mature companies. In this regard, new companies in which we invested in 2004 and in 2005 to date include a $8.1 million investment in Jordan Valley Semiconductors Ltd. ("Jordan Valley"), operating in the field of semiconductors, an investment by us of $3.0 million and additional $2 million by RDC in Starling Advanced Communications Ltd. ("Starling"), operating in the field of broadband communication, a $16 million investment in Teledata Networks Ltd. ("Teledata"), a telecommunications company, three investments in medical device companies, namely, a $8.3 million investment in Impliant, Inc. ("Impliant"), a $1.7 million investment in NuLens Ltd. ("NuLens"), and a $6.9 million investment in BrainsGate Ltd. ("BrainsGate"), and a $4.0 million investment in Gaia Broadband Services Management Ltd. ("Gaia"), a software company, (see below under "RECENT DEVELOPMENTS").

RECENT DEVELOPMENTS

Sale of a majority of our holdings in Partner. On April 20, 2005, we completed the sale of 12,765,190 shares of Partner held by us, to Partner, for approximately $94.0 million, as part of the sale together with the other Israeli founding shareholders of Partner, of an aggregate of 33,317,933 Partner shares to Partner for aggregate consideration of approximately $245 million. As a result, we recorded in the nine month period ended September 30, 2005, a gain, net of tax, of approximately $45.4 million, of which approximately $9.4 million was recorded in the third quarter of 2005, as a result of a decrease in our previous valuation allowance in respect of losses incurred in prior periods, following a final tax assessment. Following the sale, we continue to hold 3,091,361 shares of Partner, representing approximately 2% of Partner's outstanding shares, almost all of which are subject to transfer restrictions under Partner's Israeli communications license but are no longer pledged to secure debt of Partner.

Investment in NuLens. On April 21, 2005, we invested approximately $1.7 million in NuLens, an Israeli medical device company operating in the field of intra-ocular lenses, mainly for cataract and presbyopia procedures. The investment is the first of two installments, of which the second of approximately $1.2 million is scheduled after NuLens achieves a certain milestone. The total investment of $2.9 million is part of an aggregate investment of approximately $3.4 million, following which Elron will hold 25% of NuLens on a fully diluted basis, if and when the milestone is achieved.

Investment in Teledata. On May 8, 2005, we completed a new investment of $16 million in Teledata. The investment was part of an aggregate round of financing of $19 million in which FBR Infinity II Ventures ("Infinity"), a related venture capital fund, invested $3 million. Following the investment, we hold approximately 21% of Teledata and Infinity holds approximately 4% of Teledata, each on a fully diluted basis. We and Infinity entered into a voting agreement with respect to our holdings in Teledata. Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers.

NetVision Initial Public Offering. On May 19, 2005, NetVision Ltd. ("NetVision") completed its initial public offering on the Tel Aviv Stock Exchange ("TASE"), in Israel of shares and convertible securities in consideration for aggregate immediate net proceeds of approximately NIS135 million (approximately $31 million). In addition, future proceeds from the exercise of options sold in the offering may amount up to approximately NIS28.8 million (approximately $6.6 million). Discount Investment Corporation Ltd. ("DIC"), which currently holds approximately 48% of our shares, is the other major shareholder of NetVision. We and DIC each converted approximately $3.1 million of loans into equity of NetVision immediately prior to the offering and $2.2 million in loans was repaid to each of us from the proceeds of the offering. As a result of the initial public offering, our holding in NetVision decreased from 45.7% to approximately 39% (27.4% on a fully diluted basis taking into account the possible exercise of the convertible securities) resulting in a gain for us in the second quarter of 2005 of approximately $3.0 million.



                                       2

Sale of holdings in Oren. On June 10, 2005, Zoran Corporation, or Zoran (Nasdaq:
ZRAN), completed the acquisition of Oren in which we held a 41% interest. From the proceeds of the acquisition, we received cash of approximately $12.5 million (of which approximately $2.0 million is held in escrow under the terms of the agreement) and 613,410 Zoran shares with a market value of approximately $7.7 million based on Zoran's share price on the completion date of the acquisition. As a result of the transaction, we recorded a gain in the second quarter of 2005, net of tax, of approximately $17.2 million. The common shares held by us were accounted for as available for sale securities in accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities". In the third quarter of 2005 we sold all our shares of Zoran for $8.8 million, resulting in a gain, net of tax, of $0.7 million.

Investment in BrainsGate. On August 8, 2005, we completed an investment of approximately $6.9 million in BrainsGate in consideration for approximately 20% of BrainsGate on a fully diluted basis, as part of an aggregate investment in BrainsGate of approximately $17.0 million. Infinity, with whom we have a voting agreement, holds approximately 5% of BrainsGate on a fully diluted basis. BrainsGate is an Israeli company that is developing minimally invasive technology which enables the opening of the blood brain barrier and enabling widening of brain blood vessels and nerve stimulation. The company solutions focus on post ischemic stroke treatment, brain cancers and through cooperation with pharmaceutical companies to deliver into the brain drugs composed of large molecules.

Dividend distribution. On September 5, 2005, we declared a cash dividend of $3.00 per share, totaling approximately $88.5 million. The dividend was paid on September 27, 2005, to shareholders of record on September 15, 2005.

Investment in Gaia. On October 2, 2005, we completed an investment of approximately $4.0 million in Gaia in consideration for approximately 44% of Gaia on a fully diluted basis. Gaia is an Israeli software company engaged in developing solutions in the field of broadband services management and home networks.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

As reported in our 2004 20F ,following the sale of our shares in Elbit Systems in 2004 and the sale of Partner shares in the second quarter of 2005 we believed that it would be reasonably possible that we would be treated as a "passive foreign investment company" (PFIC) for U.S. federal income tax purposes, for 2005 and, as a result, in 2004. Based on a preliminary analysis made by us, the distribution of the above mentioned cash dividend may have a positive impact on aspects of the PFIC analysis. However, we cannot assure you that we will not be treated as a PFIC for 2005 and, as a result, in 2004. The ultimate determination of our PFIC status for 2005 will depend on the composition of our gross income and assets for the entire year, and the values of those assets, which are difficult to predict at this time and the appropriate value of our ownership interest in our group companies.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Our significant accounting policies are more fully described in Note 2 of the Notes to our 2004 Annual Consolidated Financial Statements. The accounting policies which are particularly important to the assessment of our financial position and results of operations are described under item 5 of our 2004 20-F under "Critical Accounting Policies".

As more fully described in our 2004 20-F under "Critical Accounting Policies", during 2004 the Emerging Issues Task Force of the Financial Accounting Standards Board ("EITF") reached a consensus on Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14"), according to which the equity method of accounting should be applied to investments in common stock and in in-substance common stock if the investor has the ability to exercise significant influence over the operating and financial policies of the investee. EITF 02-14 defines in-substance common stock as an investment with similar risk and reward characteristics to common stock. The provisions of EITF 02-14 were effective beginning in the fourth quarter of 2004. In certain holdings we invested, among others, in preferred shares which include rights, among others, such as cumulative dividends, participating rights, dividend preferences and liquidation preferences. Upon adoption of EITF 02-14, we evaluated the impact of its provisions and found that there were no investments that were previously accounted for by the equity method which were not considered to be in-substance common stock, nor were there investments that were in-substance common stock that were not accounted for under the equity method of accounting prior to the effective date of EITF 02-14 and which should be accounted as such in accordance with EITF 02-14. However, new companies in which we invested since the fourth quarter of 2004, namely Jordan Valley, Impliant, Teledata, and Brainsgate are accounted for at cost notwithstanding our significant influence in such companies, as the investment in these companies is not considered to be in-substance common stock. Any assessment of whether we hold in-substance common stock in a group company is judgmental in nature and involves the use of significant estimates and assumptions such as assessing the fair value of the subordinated equity of the group company.




                                       3

BASIS OF PRESENTATION

Consolidation. Our consolidated financial statements include the accounts of Elron and all of our direct or indirect (through Elbit and DEP) controlled subsidiaries. The following are our main subsidiaries:


                                     Three and Nine months ended September 30,
       ------------------------------------------------------------------------------------------------------
                             2005                                                 2004
       --------------------------------------------------    ------------------------------------------------
       Elron TeleSoft      SELA             3DV              Elron TeleSoft    MediaGate        ESW (1)
       RDC                 MediaGate        Starling         RDC               3DV              SELA(2)
       Galil Medical                                         Galil Medical     Starling

          (1) Elron SW, Inc. ("ESW"), formerly Elron Software. ESW was liquidated as of December 31, 2004.

          (2) Semiconductor Engineering Laboratories Ltd.("SELA") has been consolidated since the end of the second quarter of 2004.

Equity Method. Our main group companies held by us or through Elbit, DEP, Galil Medical and/or RDC accounted for under the equity method of accounting include:


                                       Three and Nine months ended September 30,
    -----------------------------------------------------------------------------------------------------------------
                             2005                                                      2004
    -------------------------------------------------------    ------------------------------------------------------
    Given Imaging              Wavion         Pulsicom         Elbit Systems(1)       ChipX            Oncura
    Oren Semiconductor(2)      Notal Vision   NuLens           Given Imaging          Wavion           Pulsicom
    NetVision                  AMT            CellAct          Oren Semiconductor     Notal Vision AMT CellAct
    ChipX                      Oncura                          NetVision                               SELA(3)

          (1)  Sold on July 28, 2004. (2) Sold on June 10, 2005.

          (3) SELA has been consolidated since the end of the second quarter of 2004.

RESULTS OF OPERATIONS

Three and nine months ended September 30, 2005 compared to three and nine months Ended September 30, 2004.

The following tables set forth our results of operations in the reported period:


                             Three months ended September 30,          Nine months ended September 30,
                            ---------------------------------         ---------------------------------
                                2005                 2004                 2005                 2004
                               ------               ------               ------               ------
                                               (millions of $, except per share data)
Net income                      4.8                 70.8                  46.8                 80.0
Net income per share           0.16                 2.42                  1.59                 2.74


The net income we reported in the nine months ended September 30, 2005 was mainly due to the following gains from changes in holding and dispositions of group companies:

(i) a gain, net of tax, of approximately $45.4 million resulting from the sale of Partner's shares in consideration for $94.0 million. This gain includes approximately $9.4 million , which was recorded in the third quarter of 2005, resulting from a decrease in our previous valuation allowance in respect of losses incurred in prior periods, following our receipt of a final tax assessment;

(ii) a gain, net of tax, of approximately $17.2 million resulting from the sale of Oren's shares in consideration for $20.3 million in cash and Zoran shares; and

(iii) a gain of approximately $3.0 million from the decrease in our interest in NetVision following its initial public offering.

The above gains were offset by losses, net, which we recorded with respect to our group companies in the amount of $6.0 million and $18.2 million in the three and nine month periods ended September 30, 2005, respectively.

The net income we reported in the nine months ended September 30, 2004 included the following gains from changes in holding and dispositions of group companies:

(i) a gain, net of tax, of approximately $79.9 million resulting from the sale of our holdings in Elbit Systems for approximately $196.6 million. This gain included approximately $10.0 million resulting from a decrease in our previous valuation allowance in respect of losses incurred in prior periods. In the fourth quarter of 2004, an additional reduction in our previous valuation allowance was recorded, bringing the gain from the sale of our holding in Elbit Systems, net of tax, to $91.5 million in 2004.

(ii) a gain, net of tax and minority interest, of approximately $6.7 million resulting from of the sale of Given Imaging's shares by RDC and the decrease in our direct and indirect interest in Given Imaging following the completion of Given Imaging's secondary public offering in the second quarter of 2004;

(iii) a gain of approximately $5.3 million resulting from the sale in the first quarter of 2004 of our shares in KIT eLearning; and

(iv) a gain, net of tax, of approximately $3.6 million resulting from the sale of Zix Corporation shares in consideration for $7.0 million.

The above gains were offset by losses, net, which we recorded with respect to our group companies in the amount of $10.0 million and $14.1 million in the three and nine month periods ended September 30, 2004, respectively.




                                       4

Reportable Segments

Our reportable segments are: i) The Systems and Projects Segment - Elron TeleSoft; and ii) Other Holdings and The Corporate Operations, which includes our holdings in subsidiaries, affiliates and other companies, engaged in various fields of advanced technology, and corporate operations, which provides strategic and operational support to the group companies. Prior to September 2, 2003, we operated through ESW in a third business segment - Internet Products - which has been reclassified as discontinued operations. ESW was voluntarily dissolved as of December 31, 2004, following the sale of all of its assets in 2003 to Zix Corporation. At September 30, 2005, our main group companies were classified into the following segments:


                                 Systems and projects                Other holdings and corporate operations
                                 ----------------------------------------------------------------------------------------
Consolidated                     Elron TeleSoft            RDC; Galil Medical; 3DV; Starling; SELA

Equity basis                                               Given Imaging; Oncura; NetVision; ChipX; Notal Vision; Wavion;
                                                           AMT; Pulsicom; NuLens, CellAct.

Cost                                                       Jordan Valley; Impliant; Teledata; BrainsGate.

Available-for-sale Securities                              Partner, Elbit Vision Systems.


The following tables reflect our consolidated data by reported segments:


                                                                       Other holdings        Discontinued
                                                       Elron            and corporate         operations
                                                     Telesoft            operations             of ESW         Consolidated
                                                  --------------------------------------------------------------------------
                                                                                (millions of $)
                                                  --------------------------------------------------------------------------
                                                                   Three months ended September 30, 2005
 Income*                                                  1.0                   0.3                  -               1.3
 Costs and Expenses                                       1.7                   5.9                  -               7.6
 Income (loss) from continuing operations               (0.7)                   5.5                  -               4.8
 Net income (loss)                                      (0.7)                   5.5                  -               4.8

                                                                   Three months ended September 30, 2004
 Income*                                                  0.8                 105.5                  -             106.3
 Costs and Expenses                                       6.9                   5.9                  -              12.8
 Income (loss) from continuing operations               (6.1)                  77.0                  -              70.9
 Net income (loss)                                      (6.1)                  77.0              (0.1)              70.8

                                                                   Nine months ended September 30, 2005
 Income*                                                  3.3                  77.6                  -              80.9
 Costs and Expenses                                       6.1                  13.9                  -              20.0
 Income (loss) from continuing operations               (2.8)                  49.6                  -              46.8
 Net income (loss)                                      (2.8)                  49.6                  -              46.8

                                                                   Nine months ended September 30, 2004
 Income*                                                  4.3                 139.0                  -             143.3
 Costs and Expenses                                      11.4                  16.8                  -              28.2
 Income (loss) from continuing operations               (7.2)                  87.6                  -              80.5
 Net income( loss)                                      (7.2)                  87.6              (0.4)              80.0

* Income in the other holdings and corporate operations includes net losses from equity investments.







                                       5

Systems and Projects - Elron TeleSoft

  Elron TeleSoft is focused on telecom network management products and services. The following table sets forth the operating results of Elron
  TeleSoft:


                                                 Three months ended September 30,         Nine months ended September 30,
                                                 --------------------------------         -------------------------------
                                                    2005                 2004                2005                 2004
                                                   ------               ------              ------               ------
                                                                              (millions of $)
  Net revenues                                       1.0                  0.8                 3.3                  4.3
  Cost of revenues                                   0.7                  0.6                 2.0                  2.8
                                                   -----                -----               -----                -----
  Gross profit                                       0.4                  0.2                 1.3                  1.5
  Operating expenses*                                0.9                  0.8                 2.9                  2.3
  Amortization of other assets                         -                  0.2                   -                  0.6
  Restructuring charges                              0.1                  0.2                 0.1                  0.2
                                                   -----                -----               -----                -----
  Impairment of long-lived assets                      -                  2.9                   -                  2.9
  Impairment of goodwill                               -                  2.0                 1.3                  2.0
                                                   -----                -----               -----                -----
  Operating loss                                    (0.7)                (5.9)               (3.0)                (6.5)
  Finance income (expenses), net                       -                 (0.2)                0.2                 (0.7)
                                                   -----                -----               -----                -----
  Net loss                                          (0.7)                (6.1)               (2.8)                (7.2)
                                                   -----                -----               -----                -----

      * Excluding amortization of other assets, restructuring charges and impairment charges, which are presented separately.

      Revenues. Elron TeleSoft's net revenues amounted to $1.0 million and $3.3 million in the three and nine month periods ended September 30, 2005, compared to $0.8 million and $4.3 million in the same periods of 2004. The decrease in the nine month period resulted mainly from the decrease in projects revenues and in revenues derived from sale of third parties' products, as a result of Elron TeleSoft's efforts to focus on revenue assurance products. The increase in license revenues from the revenues assurance products partially offset this decrease.

      Cost of revenues. Cost of revenues of Elron TeleSoft in the three and nine month periods ended September 30, 2005 were $0.7 million and $2.0 million, representing a gross margin of approximately 29% and 38%, compared to $0.6 million and $2.8 million in the three and nine month periods ended September 30, 2004, representing a gross margin of 25% and 34%. The increase in gross margin was due to changes in the revenue mix as license revenues with a high gross margin increased relative to revenues derived from projects and sale of third party products, which have a lower gross margin.

      Operating expenses (excluding amortization of other assets, restructuring charges and impairment charges which are presented separately) increased to $0.9 million and $2.9 million in the three and nine month periods ended September 30, 2005, compared to $0.8 million and $2.3 million in the comparable periods in 2004, resulting from the increase in development expenses of the company's new revenue assurance line of products and an increase in sales and marketing expenses associated with launching these products in the international market.

      Restructuring expenses. In response to its operating results and in an effort to adjust its operations to the decrease in revenues, Elron TeleSoft underwent in the third quarter of 2005 and 2004 a restructuring program which included workforce reduction of approximately 17% and 15%, respectively, across all functions of the organization, without hurting its core revenue assurance development and marketing activities. Restructuring expenses amounted to $0.1 million and $0.2 million in the third quarter and nine month periods of 2005 and 2004, respectively.

      Impairment charges. In light of Elron TeleSoft's results of operations, Elron Telesoft tested for impairment its technology and fixed assets and subsequently the goodwill associated with its operations, resulting in an impairment loss of $1.3 million in the second quarter of 2005 and $4.9 million in the third quarter of 2004.

      Operating loss. As a result of all the above, Elron TeleSoft's operating loss amounted to $0.7 million and $3.0 million in the three and nine month periods ended September 30, 2005, compared to $5.9 million and $6.5 million for the same periods of 2004.

      Finance income (expense), net. Finance income in the three and nine month periods ended September 30, 2005 amounted to $0.0 million and $0.2 million compared to finance expenses of $0.2 million and $0.7 million in the same periods in 2004, primarily as a result of the repayment of the majority of Elron Telesoft's bank loans (financed by an investment by us) and currency translation gains resulting from the devaluation of the New Israeli Shekel
      (NIS) against the US Dollar.

The ability of Elron TeleSoft to increase its revenues and improve its operating results in the near future is dependent upon its ability to penetrate the international market with its revenue assurance products.



                                       6

Other Holdings and the Corporate Operations segment

The other holdings and corporate operations segment includes our holdings in subsidiaries, affiliates and other companies engaged in various fields of advanced technology, and corporate operations which provide strategic and operational support to our group companies. The following table sets forth this segment's operating results:


                                                   Three months ended September 30,           Nine months ended September 30,
                                                   --------------------------------           -------------------------------
                                                     2005                     2004              2005                  2004
                                                    ------                   ------            ------                ------
                                                           (millions of $)                           (millions of $)
Net revenues                                            2.9                     3.7                9.1                  7.3
 Net loss from equity investments                      (5.2)                   (3.3)             (13.1)                (5.4)
 Gains from disposal of business and
     affiliated companies and changes in                1.1                   104.5                                   132.3
     holdings in affiliated companies                                                             23.5
 Other income, net                                      1.5                     0.6               58.0                  4.8
                                                      -----                   -----              -----                -----
 Total income                                           0.3                   105.5               77.6                139.0
                                                      -----                   -----              -----                -----
Cost of revenues                                        1.6                     2.0                5.2                  4.4
Operating expenses*                                     5.3                     4.5               13.6                 13.4
Amortization of other assets                              -                     0.1                0.2                  0.1
Finance income, net                                    (1.0)                   (0.7)              (5.1)                (1.1)
                                                      -----                   -----              -----                -----
Total costs and expenses                                5.9                     5.9               13.9                 16.8
                                                      -----                   -----              -----                -----
Gain from continuing operations
     before income taxes                               (5.7)                   99.6               63.7                122.2
Tax benefit (Income taxes)                              9.7                   (22.8)             (16.2)               (30.9)
Minority interest                                       1.5                    (0.2)               2.1                 (3.7)
                                                      -----                   -----              -----                -----
Net income                                              5.5                    77.0               49.6                 87.6
                                                      -----                   -----              -----                -----

*  Excluding amortization of intangible assets which are presented separately.

Income

Net revenues. Net revenues in the three and nine month periods ended September 30, 2005 and 2004 of the Other Holdings and Corporate Operations segment consisted of sales of products and services by our subsidiaries, mainly Galil Medical and SELA. The following table sets forth the segment revenues:


                                            Three months ended September 30,         Nine months ended September 30,
                                            -------------------------------          ------------------------------
                                               2005                 2004                2005                 2004
                                              ------               ------              ------               ------
                                                                        (millions of $)
      Galil Medical                             1.9                 2.3                  6.0                  5.7
      SELA(1)                                   0.9                 1.3                  2.9                  1.3
      Other                                     0.1                 0.1                  0.2                  0.3
                                                ---                 ---                  ---                  ---
                                                2.9                 3.7                  9.1                  7.3
                                                ---                 ---                  ---                  ---


(1) SELA's results have been consolidated since July 1, 2004

In the three and nine month periods ended September 30, 2005, Galil Medical recorded revenues of $1.9 million and $6.0 million, compared to $2.3 million and $5.7 million in the same periods of 2004. Galil Medical's revenues derived mainly from the supply of cryo products and R&D services to Oncura, in which it has a 25% ownership interest.

SELA recorded revenues of $0.9 million and $2.9 million in the three and nine month periods ended September 30, 2005 compared to $1.3 million and $3.1 milllion in the same periods of 2004.


Share in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis of Presentation"). Our share in net losses of affiliated companies amounted to $5.2 million and $13.1 million in the three and nine month periods ended September 30, 2005, compared to $3.3 million and $5.4 million in the same periods in 2004. The increase in our share in net losses of our affiliated companies is primarily due to the sale of our holding in Elbit Systems during the third quarter of 2004, which positively contributed $4.7 million to our net income in the nine month periods ended September 30, 2004 and due to impairment charges of $1.9 million, with respect to our investment in Oncura (through Galil) in the third quarter of 2005. In addition, amortization of intangible assets relating to our holdings in our group companies, which is included in our share in net losses of affiliated companies, has increased in the three and nine month periods ended September 30, 2005 to $2.0 million and $5.4 million, from $2.0 million and $3.4 million in the comparable periods in 2004, mainly due to the purchase of additional shares of Given Imaging during the second half of 2004. Our share in net losses of affiliated companies in the nine month periods ended September 30, 2005 also includes our share in Oren's net loss in the amount of $1.8 million, which will not recur in future periods due to the sale of all of our shares in Oren, as described above under "RECENT DEVELOPMENTS".




                                       7

    Highlights of the Results of Operations of Our Major Affiliates:

    Given Imaging (Nasdaq: GIVN) (a 19.5% holding directly and indirectly through RDC). Given Imaging Ltd. ("Given Imaging"), a medical device company that develops, manufactures and markets innovative diagnostic system for visualizing the gastrointestinal tract, using a disposable miniature swallowable capsules, recorded revenues of $19.8 million and $62.3 million in the three and nine month periods ended September 30, 2005, an increase of 36% and 46% over the revenues recorded in the same periods of 2004 of $14.6 million and $42.8 million. Given Imaging's net income in the three and nine month periods ended September 30, 2005 was $1.9 million and $2.8 million, compared to $0.1 million and $0.4 million in the same periods in 2004. Given Imaging's net income for the nine month period ended September 30, 2005 included a special provision recorded in the second quarter, net of tax benefits, of $1.2 million for certain taxes related to its U.S. subsidiary

      Oncura (a 25% holding by Galil). Oncura, which markets and sells therapeutic device systems and related consumables used primarily in the performance of minimally-invasive, urologic cancer treatment, recorded revenues in the three and nine month periods ended September 30, 2005 of approximately $16.6 million and $54.9 million, compared to $16.7 million and $50.6 million in the same periods of 2004 and its net loss amounted to $1.9 million and $4.1 million , compared to $0.7 million and $1.0 million in the same periods of 2004. The increase in the net loss resulted primarily due to the increase in operating expenses, mainly selling and marketing expenses. In light of Oncura's results of operations, an impairment charge of $1.9 million was recorded in the third quarter of 2005 ($0.9 million after minority interest).

    Notal Vision (a 26% holding). Notal Vision, a medical device company operating in the field of early detection of Age Related Macular Deterioration (AMD), recorded revenues in the nine month periods ended September 30, 2005 of approximately $0.1 million compared to approximately $0.3 million in the same period of 2004 and its net loss increased to $1.9 million, compared to $1.5 million in the same period in 2004, mainly as a result of an increase in research and development expenses. In May 2005, Notal appointed TLC Vision Corporation ("TLC"), as it exclusive distributor for the sale and distribution of its home device in North America. TLC also signed an investment agreement with Notal, pursuant to which TLC committed to invest $4.25 million in Notal (of which $1 million has already been invested) subject to achievement of milestones, primarily for the purpose of funding the development of the home device.

    NetVision (a 39% holding) (TASE: NTSN). NetVision provides Internet services and solutions in Israel and, commencing in the fourth quarter of 2004, international telephony services through Voice over IP technology (VoIP). NetVision's revenues increased in the three and nine month periods ended September 30, 2005 by 14.8% and 11.3% to $19.0 million and $55.0 million (of which $1.1 million and $2.4 million derived from international telephony services) from $16.6 million and $49.4 million in the same periods in 2004 and its customer base at September 30, 2005 reached approximately 415,000 (of which approximately 260,000 were broadband) compared to 390,000 at the end of 2004 (of which approximately 225,000 were broadband). NetVision's operating income in the three and nine month periods ended September 30, 2005 increased by 66% and 3.7% to $3.0 million and $6.7 million, compared to $1.8 million and $6.5 million in the same periods in 2004 and its net income amounted to $2.0 million and $3.3 million compared to $1.2 million and $3.6 million in the same periods in 2004. NetVision's operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision's NIS figures into US dollars at the representative rate of exchange prevailing at September 30, 2005 according to which $1.00 equaled NIS 4.598.

    NetVision's future period results will continue to be affected mainly by the highly competitive Internet broadband market environment in Israel, and whether Internet prices will continue to decrease or will stabilize, as well as from costs incurred in connection with penetrating the highly competitive international telephony services market in Israel. On May 19, 2005, NetVision completed its initial public offering on the TASE of shares and convertible securities in consideration for aggregate immediate net proceeds of approximately $31 million (see above under "RECENT DEVELOPMENT").

    Wavion (a 38% holding). Wavion is a developer of broadband wireless access systems for wireless LANs. Wavion's net loss amounted to $1.5 million and $4.6 million in the three and nine month periods ended September 30, 2005, as compared to $1.2 million and $4.3 million in the comparable periods in 2004, consisting mainly of research and development expenses.

    ChipX (a 27% holding). ChipX is a manufacturer of late stage programmable application-specific integrated circuits, or structured ASICs. ChipX's revenues in the three and nine month periods ended September 30, 2005 amounted to $2.3 million and $11.3 million, compared to $3.8 million and $11.6 million in the same period in 2004, and its net loss amounted to $2.6 million and $4.4 million, compared to $1.7 million and $4.8 million in the same periods in 2004.

    AMT (a 42% holding). The AMT group develops technologies and products based on amorphous metals. AMT's consolidated revenues in the three and nine month periods ended September 30, 2005, amounted to $0.9 million and $2.8 million, compared to $0.9 million and $1.8 million in the same periods of 2004 and its consolidated net loss amounted to $0.8 million and $2.2 million, compared to $0.5 million and $1.6 million in the same periods in 2004. AMT's main subsidiary, AHT, which uses amorphous metals for heating products, recorded revenues of $0.6 million and $1.8 million in the three and nine month periods ended September 30, 2005, compared to $0.3 million and $0.7 million in the same period in 2004, and recorded a net loss of $0.4 million and $1.1 million, in the three and nine month periods ended September 30, 2005 , the same as in the same periods in 2004.



                                       8

We expect that most of our group companies will continue to recognize losses in future periods, as they invest significant resources in research and development and sales and marketing activities and have not yet generated significant revenues. Therefore, we anticipate that our share in the results of our group companies will continue to negatively affect our results of operations to the extent they are reported under the equity or consolidation method of accounting. In addition, following the sale of our holding in Elbit Systems in 2004 which positively contributed to our net income in previous periods, and in light of expected investments in new companies, to the extent they will be accounted for under the equity method of accounting, our share in the net losses of our group companies may increase.

    Results of operations of significant group companies which are accounted for other than under the equity method of accounting and whose results do not affect our results of operations.

    Partner (Nasdaq: PTNR) (a 2% holding). Partner is a Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. Our investment in Partner is accounted for as available-for-sale securities. Following the sale of the majority of our shares in Partner during the second quarter of 2005 (see above under "RECENT DEVELOPMENTS"), the market value of our investment in Partner as of September 30, 2005 amounted to $26.6 million. The majority of the remaining Partner shares held by us, amounting to approximately 3.1 million shares, are subject to certain transfer restrictions under Partner's Israeli communications license but are no longer pledged to Partner's lending banks.

    In the three and nine month periods ended September 30, 2005, Partner recorded revenues of $294.1 million and $ 840.3 million compared to $293.3 million and $831.1 million in the same periods in 2004 and its net income amounted to $6.7 million and $59.0 million, compared to $25.0 million and $74.0 million in the comparable periods in 2004. Partner's subscriber base as of September 30, 2005 was 2,480,000 compared to 2,340,000 at the end of 2004. Partner's operating currency is the NIS and accordingly, all figures above are translations for convenience purposes of Partner's NIS figures into US dollars at the representative rate of exchange prevailing at September 30, 2005 according to which $1.00 equaled NIS 4.598.

    Teledata (a 21% holding). Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers. Teledata's revenues in the three and nine month periods ended September 30, 2005 amounted to $14.2 million and $40.8 million, respectively.

    Jordan Valley (a 28% holding). Jordan Valley is engaged in developing solutions for advanced in-line thin film metrology for the semiconductor industry. Jordan Valley's revenues in the three and nine month periods ended September 30, 2005 increased to $1.8 million and $8.2 million from $1.3 million and $2.4 million in the same periods in 2004, primarily due to the launch of new products. Jordan Valley's net loss in the three month period ended September 30, 2005 was $0.4 million and its net income in the nine month period ended September 30, 2005 was $0.1 million, compared to a net loss of $0.6 million and $2.4 million in the same periods in 2004.

    Impliant (a 22% holding). Impliant is engaged in the development of an innovative posterior motion preservation system for spine surgery. Impliant's net loss in the three and nine month periods ended September 30, 2005 amounted to $1.1 million and $4.3 million, compared to $0.9 million and $2.1 million in the same periods in 2004, mainly as a result of increase in research and development expenses.

    BrainsGate (a 22% holding). BrainsGate is engaged in the development of implantable medical devices to treat various central nervous system (CNS) diseases related pathologies. BrainsGate's net loss in the three and nine month periods ended September 30, 2005 amounted to $1.0 million and $2.9 million, compared to $0.6 million and $2.3 million in the same periods in 2004, mainly as a result of increase in research and development expenses.

Gains from Disposal of Business and Affiliated Companies and Changes in Holdings in Affiliated Companies. Our gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies in the three and nine month periods ended September 30, 2005 amounted to $1.1 million and $23.5 million, compared to $104.5 million and $132.3 million in the same periods in 2004. The gain in the nine month periods ended September 30, 2005 resulted primarily from the following: (i) a gain of approximately $19.7 million (which after income taxes amounted to $17.2 million) resulting from the sale of Oren's shares in consideration for $20.3 million; (ii) a gain of approximately $3.0 million from the decrease in our interest in NetVision following its initial public offering; and (iii) a gain of $1.2 million (which after minority interest and income taxes amounted to $0.5 million) resulting from the exercise of a call option granted to a former senior executive of RDC to purchase 70,200 shares of

Given Imaging for the aggregate exercise price of approximately $12 thousand. The gain recorded in the nine month period ended September 30, 2004 resulted primarily from the following: (i) a $104.6 million gain (which after income taxes amounted to $79.9 million, before an additional reduction in valuation allowance recorded in the fourth quarter of 2004 of $11.6 million) resulting from the sale of our holding in Elbit Systems; (ii) a $15.2 million gain (which after minority interest and income taxes amounted to $6.7 million) resulting from the sale of 300,000 shares of Given Imaging by RDC and the decrease in our direct and indirect interest in Given Imaging following Given Imaging's secondary public offering; and (iii) a gain of $5.8 million (which after minority interest and income taxes amounted to $1.4 million) resulting from the purchase by RDC of treasury shares amounting to approximately 3% of its outstanding shares from one of its shareholders (a former senior executive of RDC) in consideration for distribution of 200,000 shares of Given Imaging; and
(iv) a $5.3 million gain from the sale of our share of KIT eLearning, for a cash payment of $9.4 million (from which we received $5.7 million) and a future payment of up to an additional $10.0 million based on future earnings of KIT in 2006 and 2007 (from which our share will be up to $5.7 million).




                                       9

Other Income, net. Other income, net, of the other holdings and corporate operations segment amounted to $1.5 million and $ 58.0 million in the three and nine months period ended September 30, 2005 compared to $0.6 million and $4.8 million in same period in 2004. The gain in the nine month periods ended September 30, 2005 was primarily due to a $56.4 million gain (which after income taxes amounted to $45.4 million) from the sale of 12,765,190 shares of Partner for approximately $94.0 million. The gain in the third quarter of 2005 includes $1.1 million ($0.7 million net of tax) from the sale of Zoran's shares received as part of the consideration for Oren's shares. The gain in the nine month period ended September 30, 2004 resulted mainly from a $5.4 million gain, before tax, from the sale of 854,701 shares of Zix which were received in consideration for ESW's assets and business sold to Zix in 2003. This gain was partially offset by $0.5 million, representing the funding of 3DV's previous years' losses.

Expenses

Cost of revenues. Cost of revenues consisted primarily of expenses related to salaries and hardware associated with delivering products and services of our subsidiaries, mainly Galil Medical and SELA (whose results have been consolidated since July 1, 2004). Cost of revenues of the Other Holdings and Corporate Operation segment in the three and nine month periods ended September 30, 2005 amounted to $1.6 million and $5.2 million, compared to $2.0 million and $4.4 million in the same periods in 2004.

Operating expenses. Operating expenses are comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC's corporate operations and of our subsidiaries, mainly Galil Medical, SELA, 3DV and Starling. The following table sets forth the segment operating expenses (excluding amortization of intangible assets which is presented separately and amounted to $0.0 million and $0.2 million in the three and nine months ended September 30, 2005 and $0.1 million in the same periods of 2004, which also constitute part of operating expenses under US GAAP but for presentation purposes are included as a separate item):


                                            Three months ended September 30,         Nine months ended September 30,
                                            --------------------------------         -------------------------------
                                                2005                2004                2005                 2004
                                               ------              ------              ------               ------
                                                                        (millions of $)

      Corporate                                 1.6                 2.0                  5.6                  5.7
      Galil Medical                             1.0                 0.7                  2.5                  2.0
      SELA(1)                                   0.8                 0.7                  2.4                  0.7
      Starling                                  0.7                 0.3                  1.8                  0.9
      3DV                                       0.5                 0.4                  1.3                  1.2
      Other                                     0.7                 0.4                    -                  2.9
                                                ---                 ---                 ----                 ----
                                                5.3                 4.5                 13.6                 13.4
                                                ---                 ---                 ----                 ----

(1)  SELA's results have been consolidated since July 1, 2004

Operating expenses of Galil Medical in the three and nine month periods ended September 30, 2005 amounted to $1.0 million and $2.5 million, as compared to $0.6 million and $2.0 million in the same periods in 2004 and its operating results amounted to operating loss of $0.3 million and $0.4 million compared to operating income of $0.2 million and $0 million in the same periods in 2004.The increase in operating loss is due to the commencement by Galil of the development of its cryotherapy technology for application in the women's health field at the end of 2004.

SELA's operating expenses amounted to $0.8 million and $2.4 million in the three and nine month periods ended September 30, 2005, compared to $0.7 million and $1.9 million in the same periods in 2004 and its operating loss amounted to $0.3 million and $0.7 million compared to an operating income of $0.1 million and an operating loss of $0.1 million in the same periods in 2004. The increase in the operating loss resulted from the increase in operating expenses,comprising mainly research and development and selling and marketing expenses.

Other operating expenses included mainly the operating expenses of RDC which included, in the nine month period ended September 30, 2005 income of $1.3 million relating to RDC's employee stock option plans resulting from the decrease in the fair value of call options to purchase shares of affiliated companies, compared to a $2.5 million expense in the same period of 2004.

Finance income, net. Finance income, net, in the corporate operations and other holdings segment amounted in the three and nine month periods ended September 30, 2005 to $1.0 million and $5.1 million, compared to $0.7 million and $1.1 million in the same periods in 2004. The increase is mainly due to higher cash resources during the period as a result of the sale of our holding in Elbit Systems in 2004 for approximately $197 million and from the sale of Partner shares in the second quarter of 2005 for approximately $94.0 million. Income from interest in future periods is expected to decrease due to a decrease in cash resources mainly as a result of a cash dividend payment on September 27, 2005 (see also " LIQUIDITY AND CAPITAL RESOURCES ").

Income Taxes. Income taxes, net, amounted in the nine month period ended September 30, 2005 to $16.2 million which resulted mainly from the sale of Partner shares and the sale of Oren Shares. In the third quarter of 2005 we recorded a tax benefit of $9.4 million, mainly as a result of a decrease in our previous valuation allowance in respect of losses incurred in prior periods following our receipt of a final tax assessment. Income taxes, net, in the three and nine month periods ended September 30, 2004 were $22.8 million and $30.9 million. Income taxes for the nine month period of 2004 resulted mainly from the sale of our holding in Elbit Systems, the secondary public offering of Given Imaging, the purchase of treasury stock in RDC in consideration for distribution of Given Imaging's shares and the sale of Zix shares. Income taxes were partially offset by a tax benefit in the amount of $2.1 million due to the change in the Israeli tax rate enacted in the third quarter of 2004.



                                       10

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures and deposits at September 30, 2005, were approximately $154.2 million compared with $188.6 million at December 31, 2004. At September 30, 2005, corporate cash, debentures and deposits were $145.5 million compared with $175.7 million at December 31, 2004.

The main sources of corporate cash and other liquid instruments in the nine month period ended September 30, 2005, were $94.0 million of proceeds from the sale of Partner shares, $10.5 million cash proceeds from the sale of our shares in Oren, $8.8 million from the sale of Zoran's shares that were received as part of the consideration for Oren's shares; and $2.2 million repayment of loan by NetVision.

The main uses of corporate cash and other liquid instruments in the nine month period ended September 30, 2005, were an $85.0 million dividend paid (an additional $3.5 million witholding tax at source was paid in October 2005), an income tax payment of approximately $26.7 million (mainly with respect to the sale of Elbit Systems in 2004 and Partner in 2005) and $32.3 million of investments in new and existing group companies (which mainly include investments of $16.0 million in Teledata, $6.9 million in BrainsGate, $1.7 million in NuLens, $1.4 million in Wavion and $1.5 million in Starling).

Consolidated working capital at September 30, 2005 amounted to $140.8 million compared to $158.8 million at December 31, 2004. The decrease is mainly due to the decrease in corporate cash and other liquid instruments.

Consolidated loans at September 30, 2005, were approximately $9.4 million (of which $2.1 million was attributed to Elron TeleSoft, and which is guaranteed by
us), compared to $9.1 million at December 31, 2004. In connection with some of Elron TeleSoft's bank loans, we have also provided to the lending bank a comfort letter pursuant to which we undertook not to reduce our holding beyond a certain percentage. MediaGate's bank loan in the amount of approximately $2.8 million has been secured by a first ranking pledge over the future proceeds to be received as royalties as a consideration for the sale of its technology to Telrad. The loan is not guaranteed by us.

The remaining Partner shares held by us as of September 30, 2005, amounting to approximately 3.1 million shares, are subject to certain transfer restrictions under Partner's Israeli communications license but are no longer pledged to Partner's lending banks.

Subsequent to September 30, 2005 and through November 8, 2005, we have invested an additional aggregate amount of approximately $6.4 million, which mainly included $3.5 million in Gaia, $1.4 million in Jordan Valley and $1.0 million in Impliant.

Our investment policy for managing our funds is in general to invest in bank deposits and U.S. government securities with high liquidity.

We believe that our existing capital will be sufficient to fund our and our subsidiaries' operations and our investment plan in existing and new companies for at least the next twelve months.

Shareholders' equity at September 30, 2005, was approximately $301.6 million, representing approximately 83% of the total assets compared with $389.1 million representing approximately 78% of total assets at December 31, 2004. The decrease in the shareholders' equity is mainly due to dividend payment on September 27, 2005.


                                    # # # # #

       ELRON ELECTRONIC INDUSTRIES LTD.
       AND ITS SUBSIDIARIES




                         CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

                            As of September 30, 2005
                                   (Unaudited)

                        ELRON ELECTRONIC INDUSTRIES LTD.
                              AND ITS SUBSIDIARIES


                         CONDENSED INTERIM CONSOLIDATED


                              FINANCIAL STATEMENTS


                            AS OF SEPTEMBER 30, 2005


                                    UNAUDITED


                                      INDEX



                                                                                                  Page
                                                                                            ----------------

 Consolidated Balance Sheets                                                                     1-2

 Consolidated Statements of Operations                                                           3

 Statements of Shareholders' Equity                                                              4-5

 Consolidated Statements of Cash Flows                                                           6-7

 Notes to the Consolidated Financial Statements                                                  8-15

 Annex to the Consolidated Financial Statements                                                  16



                      - - - - - - - - - - - - - - - - - - -

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


                                                                                September 30,         December 31,
                                                                                     2005                 2004
                                                                               ----------------    ------------------
                                                                                  Unaudited
                                                                               ----------------

     ASSETS
 CURRENT ASSETS
   Cash and cash equivalents                                                    $     35,698         $     42,611
   Short-term investments                                                            118,468              146,009
   Trade receivables, net*                                                             6,626                6,112
   Other receivables and prepaid expenses*                                             2,754                1,946
   Inventories and contracts-in-progress                                               2,501                1,984
                                                                               ----------------    ------------------

 Total current assets                                                                166,047              198,662
                                                                               ----------------    ------------------

 INVESTMENTS AND LONG-TERM RECEIVABLES
   Investments in affiliated companies                                               108,638              117,124
   Investments in other companies and long-term receivables*                          70,622              155,929
   Deferred taxes                                                                      1,296                5,493
   Severance pay deposits                                                              2,466                2,637
                                                                               ----------------    ------------------

 Total investments and long-term receivables                                         183,022              281,183
                                                                               ----------------    ------------------

 PROPERTY AND EQUIPMENT, NET                                                           7,833                8,064
                                                                               ----------------    ------------------

 INTANGIBLE ASSETS
   Goodwill                                                                            5,023               10,268
   Other intangible assets                                                             2,940                2,979
                                                                               ----------------    ------------------

 Total intangible assets                                                               7,963               13,247
                                                                               ----------------    ------------------

 Total assets                                                                   $    364,865        $     501,156
                                                                               ================    ==================


* Includes receivables from related parties in the aggregate amount of $5,003 and $3,360 as of September 30, 2005 and December 31, 2004, respectively.

















The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                September 30,         December 31,
                                                                                    2005                  2004
                                                                              -----------------    ------------------
                                                                                  Unaudited
                                                                              -----------------

     LIABILITIES AND SHAREHOLDERS' EQUITY
 CURRENT LIABILITIES
   Short-term loans from banks and others                                      $       2,392        $       2,079
   Current maturities of long-term loans from banks and others                         2,779                2,974
   Trade payables                                                                      2,723                3,459
   Other payables and accrued expenses                                                17,398               31,333
                                                                              -----------------    ------------------

 Total current liabilities                                                            25,292               39,845
                                                                              -----------------    ------------------

 LONG-TERM LIABILITIES
   Long-term loans from banks and others                                               4,246                4,072
   Accrued severance pay and retirement obligations                                    3,609                3,809
   Deferred taxes                                                                      8,748               41,233
   Other                                                                                   -                   22
                                                                              -----------------    ------------------

 Total long-term liabilities                                                          16,603               49,136
                                                                              -----------------    ------------------

 MINORITY INTEREST                                                                    21,420               23,095
                                                                              -----------------    ------------------

 SHAREHOLDERS' EQUITY:
   Ordinary shares of NIS 0.003 par value; Authorized - 35,000,000 shares as of
     September 30, 2005 and December 31, 2004; Issued and outstanding
     -29,483,455 shares as of September 30, 2005 and
     29,414,424 shares as of December 31, 2004                                         9,572                9,572
   Additional paid-in capital                                                        271,011              270,005
   Accumulated other comprehensive income                                             10,782               57,717
   Retained earnings                                                                  10,185               51,786
                                                                              -----------------    ------------------

 Total shareholders' equity                                                          301,550              389,080
                                                                              -----------------    ------------------

 Total liabilities and shareholders' equity                                    $     364,865        $     501,156
                                                                              =================    ==================


















The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                   Nine months ended            Three months ended         Year ended
                                                     September 30,                September 30,           December 31,
                                               ---------------------------  ---------------------------
                                                  2005           2004           2005          2004            2004
                                               ------------   ------------  -------------  ------------   --------------
                                                                      Unaudited
                                               --------------------------------------------------------
 INCOME
   Net revenues*                               $    12,409    $    11,546   $     3,891    $     4,545     $     16,330
   Equity in losses of affiliated
     companies                                     (13,074)        (5,434)       (5,254)        (3,333)         (10,492)
   Gain from disposal of businesses and
     affiliated companies and changes in
     holdings in affiliated companies, net          23,513        132,386         1,124        104,485          132,396
   Other income, net                                58,039          4,813         1,491            626            4,784
                                               ------------   ------------  -------------  ------------   --------------

                                                    80,887        143,311         1,252        106,323          143,018
                                               ------------   ------------  -------------  ------------   --------------
 COSTS AND EXPENSES
   Cost of revenues                                  7,229          7,165         2,312          2,676            9,650
   Research and development costs, net               5,411          2,584         2,182          1,009            3,637
   Marketing and selling expenses, net               3,461          2,199         1,127          1,012            3,202
   General and administrative expenses               7,497         10,942         2,858          3,298           13,285
   Restructuring costs                                  94            225            94            225              225
   Amortization of intangible assets                   177            668            14            281              731
   Impairment of goodwill                            1,329          1,980             -          1,980            1,980
   Impairment of intangible assets and
     property and equipment                              -          2,905             -          2,905            7,097
   Financial income, net                            (5,267)          (479)         (962)          (580)            (643)
                                               ------------   ------------  -------------  ------------   --------------

                                                    19,931         28,189         7,625         12,806           39,164
                                               ------------   ------------  -------------  ------------   --------------

 Income (loss) before taxes on income               60,956        115,122        (6,373)        93,517          103,854
 Tax benefit (taxes on income)                     (16,211)       (30,924)        9,676        (22,770)         (15,132)
                                               ------------   ------------  -------------  ------------   --------------
 Income from continuing operations after            44,745         84,198         3,303         70,747           88,722
   taxes on income
 Minority interest in losses (income) of
   subsidiaries                                      2,104         (3,725)        1,459            169           (4,135)
                                               ------------   ------------  -------------  ------------   --------------

 Income from continuing operations                  46,849         80,473         4,762         70,916           84,587
 Loss from discontinued operations                       -           (450)            -            (94)            (454)
                                               ------------   ------------  -------------  ------------   --------------

 Net income                                    $    46,849    $    80,023   $     4,762    $    70,822     $     84,133
                                               ============   ============  =============  ============   ==============

 Income (loss) per share:
   Basic:
   Income from continuing operations           $      1.59    $      2.75   $      0.16    $      2.42     $       2.89
   Loss from discontinued operations                     -          (0.01)            -              -            (0.02)
                                               ------------   ------------  -------------  ------------   --------------

   Net income                                  $      1.59    $      2.74   $      0.16    $      2.42     $       2.87
                                               ============   ============  =============  ============   ==============
   Diluted:
   Income from continuing operations           $      1.59    $      2.74  $       0.16    $      2.41     $       2.88
   Loss from discontinued operations                     -          (0.01)            -              -            (0.02)
                                               ------------   ------------  -------------  ------------   --------------

   Net income                                  $      1.59    $      2.73   $      0.16    $      2.41     $       2.86
                                               ============   ============  =============  ============   ==============

 Weighted average number of ordinary
   shares used in computing basic net
   income per share (thousands)                     29,421         29,233        29,433         29,277           29,266
                                               ============   ============  =============  ============   ==============
 Weighted average number of ordinary
   shares used in computing diluted net
   income per share (thousands)                     29,537         29,353        29,523         29,412           29,385
                                               ============   ============  =============  ============   ==============


* Includes revenues from related parties, in the amount of $5,999 and $6,376 for the nine months ended September 30, 2005 and 2004, respectively, an amount of $1,889 and $2,073 for the three months ended September 30, 2005 and 2004, respectively, and an amount of $8,480 for the year ended December 31, 2004.



The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

                                                                                                                      Accumulated
                                                                                                    Additional           other
                                                                   Number of          Share           paid-in        comprehensive
                                                                     shares          capital          capital            income
                                                                 --------------   --------------   --------------   --------------

 Balance as of January 1, 2004                                     29,206,845       $    9,572      $   267,113       $   51,792
 Exercise of options                                                  207,579                -            2,097
 Stock based compensation                                                   -                -              545                -
 Tax benefit in respect of options exercised                                -                -              250                -
 Other comprehensive income (loss), net of tax:
   Unrealized gains on available for sale securities                        -                -                -            8,489
   Reclassification adjustment for gain realized included in
     net income                                                             -                -                -           (3,582)
   Foreign currency translation adjustments                                 -                -                -              202
   Unrealized gain on derivative instruments in affiliated
     company                                                                -                -                -               84
   Reclassification adjustments for loss on derivative
     instruments, minimum pension liability and foreign
     currency translation adjustments, included in net income
     due to sale of affiliated companies                                    -                -                -              732
 Net income                                                                 -                -                -                -
                                                                 --------------   --------------   --------------   --------------
 Balance as of December 31, 2004                                   29,414,424       $    9,572      $   270,005       $   57,717
 Total comprehensive income

 Unaudited
 Exercise of options                                                   69,031                -              697                -
 Stock based compensation                                                   -                -              284                -
 Tax benefit in respect of options exercised                                                                 25
 Dividend paid                                                              -                -                -                -
 Other comprehensive income (loss), net of tax:
   Unrealized losses on available for sale securities                       -                -                -           (9,770)
   Reclassification adjustment for gain realized included in
     net income                                                             -                -                -          (36,980)
   Foreign currency translation adjustments                                 -                -                -             (185)
 Net income                                                                 -                -                -                -
                                                                 --------------   --------------   --------------   --------------

 Balance as of September 30, 2005                                  29,483,455       $    9,572      $   271,011       $   10,782
                                                                 ==============   ==============   ==============   ==============
 Total comprehensive loss

 Unaudited
 Balance as of January 1, 2004                                     29,206,845       $    9,572      $   267,113       $   51,792
 Exercise of options                                                  149,862                -            1,553                -
 Stock based compensation                                                   -                -              405                -
 Tax benefit in respect of options exercised                                -                -              203                -
 Other comprehensive income (loss), net of tax:
   Unrealized losses on available-for-sale securities                       -                -                -           (9,900)
   Reclassification adjustment for gain realized included in
     net income                                                             -                -                -           (3,582)
   Foreign currency translation adjustments                                 -                -                -              285
   Unrealized gain on derivative instrument in affiliated
     company                                                                -                -                -               84
   Reclassification adjustments for loss on derivative
     instruments, minimum pension liability and foreign
     currency translation adjustments, included in net income
     due to sale of affiliated companies                                    -                -                -              732
 Net income                                                                 -                -                -                -
                                                                 --------------   --------------   --------------   --------------

 Balance as of September 30, 2004                                  29,356,707       $    9,572      $   269,274       $   39,411
                                                                 ==============   ==============   ==============   ==============
 Total comprehensive income




                                                                      Retained
                                                                      earnings           Total                Total
                                                                    (Accumulated      Shareholders'       comprehensive
                                                                      deficit)           equity           income (loss)
                                                                 ---------------   ------------------    ----------------

 Balance as of January 1, 2004                                    $   (32,347)      $       296,130
 Exercise of options                                                                          2,097
 Stock based compensation                                                   -                   545
 Tax benefit in respect of options exercised                                -                   250
 Other comprehensive income (loss), net of tax:
   Unrealized gains on available for sale securities                        -                 8,489       $       8,489
   Reclassification adjustment for gain realized included in
     net income                                                             -                (3,582)             (3,582)
   Foreign currency translation adjustments                                                     202                 202
   Unrealized gain on derivative instruments in affiliated
     company                                                                -                    84                  84
   Reclassification adjustments for loss on derivative
     instruments, minimum pension liability and foreign
     currency translation adjustments, included in net income
     due to sale of affiliated companies                                    -                   732                 732
 Net income                                                            84,133                84,133              84,133
                                                                 ---------------   ------------------    ----------------

 Balance as of December 31, 2004                                  $    51,786       $       389,080
 Total comprehensive income                                                                               $      90,058
                                                                                                         ================
Unaudited
Exercise of options                                                        --                   697
Stock based compensation                                                   --                   284
Tax benefit in respect of options exercised                                                      25
Dividend paid                                                         (88,450)              (88,450)
Other comprehensive income (loss), net of tax:
  Unrealized losses on available for sale securities                       --                (9,770)      $      (9,770)
  Reclassification adjustment for gain realized included in
    net income                                                             --               (36,980)            (36,980)
  Foreign currency translation adjustments                                 --                  (185)               (185)
Net income                                                             46,849                46,849              46,849
                                                                 ---------------   ------------------    ----------------

Balance as of September 30, 2005                                  $    10,185       $       301,550
                        === ====                                 ===============   =================

Total comprehensive loss                                                                                  $         (86)
                                                                                                         ================
Unaudited
Balance as of January 1, 2004                                     $   (32,347)      $       296,130
Exercise of options                                                         -                 1,553
Stock based compensation                                                    -                   405
Tax benefit in respect of options exercised                                 -                   203
Other comprehensive income (loss), net of tax:
  Unrealized losses on available-for-sale securities                        -                (9,900)      $      (9,900)
  Reclassification adjustment for gain realized included in
    net income                                                              -                (3,582)             (3,582)
  Foreign currency translation adjustments                                  -                   285                 285
  Unrealized gain on derivative instrument in affiliated
    company                                                                 -                    84                  84
  Reclassification adjustments for loss on derivative
    instruments, minimum pension liability and foreign
    currency translation adjustments, included in net income
    due to sale of affiliated companies                                     -                   732                 732
Net income                                                             80,023                80,023              80,023
                                                                 ---------------   ------------------    ----------------

Balance as of September 30, 2004                                  $    47,676       $       365,933
                                                                 ===============   =================
Total comprehensive income                                                                                $      67,642
                                                                                                         ================




The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data


                                                                                                               Accumulated
                                                                                              Additional          other
                                                              Number of         Share           paid-in       comprehensive
                                                               shares          capital          capital           income
                                                           --------------   --------------  ---------------  ----------------
 Unaudited
 Balance as of July 1, 2005                                   29,416,924     $      9,572    $     270,187    $        7,937
 Exercise of options                                              66,531                -              678                 -
 Stock based compensation                                              -                -              121                 -
 Tax benefit in respect of option exercised                                                             25
 Dividend paid
 Other comprehensive income (loss), net of tax:
   Unrealized gains on available for sale securities                   -                -               -              3,482
   Reclassification adjustment for gain realized
     included in net income                                            -                -               -               (615)
   Foreign currency translation adjustments                            -                -               -                (22)
 Net income                                                            -                -               -                  -
                                                           --------------   --------------  ---------------  ----------------

 Balance as of September 30, 2005                             29,483,455     $      9,572    $     271,011    $        10,782
                                                           ==============   ==============  ===============  ================
 Total comprehensive  income


 Unaudited
 Balance as of July 1, 2004                                   29,220,345     $      9,572    $     267,518    $       49,411
 Exercise of options                                             136,362                -            1,460
 Stock based compensation                                              -                -               93
 Tax benefit in respect of option exercised                            -                -              203                 -
 Other comprehensive income (loss), net of tax:

   Unrealized losses on available-for-sale securities                  -                -                -           (10,452)
   Reclassification adjustment for gain realized
     included in net income                                            -                -                -              (273)
   Foreign currency translation adjustment                             -                -                -                (7)
   Reclassification adjustments for loss on derivative
     instruments, minimum pension liability and foreign
     currency translation  adjustments, included in net
     income due to sale of affiliated companies                        -                -                -               732

 Net income                                                            -                -                -                 -
                                                           --------------   --------------  ---------------  ----------------


 Balance as of September 30, 2004                             29,356,707     $      9,572    $     269,274    $       39,411
                                                           ==============   ==============  ===============  ================
 Total comprehensive income



                                                              Retained
                                                              earnings             Total              Total
                                                            (Accumulated       Shareholders'       comprehensive
                                                              deficit)            equity           income (loss)
                                                           ---------------   -----------------   -----------------
 Unaudited
 Balance as of July 1, 2005                                 $     93,873      $    381,569
 Exercise of options                                                   -               678
 Stock based compensation                                              -               121
 Tax benefit in respect of option exercised                                             25
 Dividend paid                                                   (88,450)          (88,450)
 Other comprehensive income (loss), net of tax:
   Unrealized gains on available for sale securities                   -             3,482        $         3,482
   Reclassification adjustment for gain realized
     included in net income                                            -              (615)                  (615)
   Foreign currency translation adjustments                            -               (22)                   (22)
 Net income                                                        4,762             4,762                  4,762
                                                           ---------------   -----------------   -----------------

 Balance as of September 30, 2005                           $     10,185      $    301,550
                                                           ===============   =================
 Total comprehensive  income                                                                      $          7,607
                                                                                                 =================

 Unaudited
 Balance as of July 1, 2004                                 $    (23,146)     $    303,355
 Exercise of options                                                   -             1,460
 Stock based compensation                                              -                93
 Tax benefit in respect of option exercised                            -               203
 Other comprehensive income (loss), net of tax:
                                                                       -           (10,452)       $        (10.452)
   Unrealized losses on available-for-sale securities
   Reclassification adjustment for gain realized
     included in net income                                            -              (273)                   (273)
   Foreign currency translation adjustment                             -                (7)                     (7)
   Reclassification adjustments for loss on derivative
     instruments, minimum pension liability and foreign
     currency translation  adjustments, included in net
     income due to sale of affiliated companies                        -               732                     732

 Net income                                                       70,822            70,822                  70,822
                                                           ---------------   -----------------   -----------------

 Balance as of September 30, 2004                           $     47,676      $    365,933
                                                           ===============   =================
 Total comprehensive income                                                                       $         60,822
                                                                                                 =================






The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                                        Nine months
                                                                                    ended September 30,            Year ended
                                                                              -------------------------------     December 31,
                                                                                   2005            2004               2004
                                                                              --------------- ---------------  -------------------
                                                                                         Unaudited
                                                                              -------------------------------
 Cash flows from operating activities
   Net income                                                                   $  46,849          $  80,023            $  84,133
   Adjustments to reconcile net income to net cash used in operating activities:
     Equity in losses of affiliated companies                                      13,074              5,434               10,492
     Dividend from affiliated companies                                                --              1,719                1,719
     Minority interest in income (losses) of subsidiaries                          (2,104)             3,725                4,135
     Gain from disposal of businesses  and  affiliated  companies and changes
       in holdings in affiliated companies, net                                   (23,513)          (132,386)            (132,396)
     Gain from sale of investments in available for sale securities               (57,355)            (5,360)              (5,360)
     Depreciation and amortization                                                    978              1,522                1,868
     Impairment of intangible assets and property and equipment                        --              2,905                7,097
     Impairment of goodwill                                                         1,329              1,980                1,980
     Decline in value of other investments                                            636                173                  803
     Equity in losses (income) of partnerships                                       (207)               159                    7
     Amortization of deferred stock  compensation and changes in liability in
       respect of call options                                                       (908)             3,272                3,033
     Deferred taxes, net                                                           (4,179)             4,890               (2,409)
   Changes in operating assets and liabilities
     Decrease (increase) in trade receivables                                        (514)                 1                 (139)
     Decrease (increase) in other receivables and prepaid expenses                    178                565                   88
     Decrease in trading securities, net                                                1                  5                    5
     Decrease (increase) in inventories and contracts-in-progress                    (517)               384                  333
     Decrease in trade payables                                                      (736)            (2,001)              (1,184)
     Increase (decrease) in other payables and accrued expenses (mainly
       provision for income taxes)                                                 (8,943)            25,365               16,935
     Other                                                                             10                330                 (798)
                                                                                ---------          ---------            ---------
 Net cash used in operating activities                                            (35,921)            (7,295)              (9,658)
                                                                                ---------          ---------            ---------
 Cash flows from investing activities
   Investment in affiliated companies                                              (5,055)           (31,732)             (57,916)
   Proceeds from sale of KIT shares                                                    --              5,706                5,706
   Proceeds from sale of Oren shares                                               10,510                 --                   --
   Proceeds from repayment of loan from an affiliate                                2,253                 --                   --
   Proceeds from sale of ESL shares                                                    --            196,580              196,580
   Proceeds from sale of Given Imaging shares                                          --              9,074                9,074
   Proceeds from sale of Partner shares                                            93,978                 --                   --
   Cash and cash equivalents resulting from newly consolidated subsidiaries
     (Sch. A)                                                                        --                  247                  247
   Investment in other companies                                                  (23,797)              (967)             (15,264)
   Proceeds from sale of available for sale securities                             24,985              8,062                8,062
   Investments in deposits                                                        (59,185)          (105,378)            (105,378)
   Investment in available for sale securities                                    (35,405)           (14,000)             (43,000)
   Proceeds from maturities of held to maturity debentures and deposits           105,261             33,345               33,345
   Purchase of property and equipment                                                (619)              (559)                (728)
   Proceeds from sale of other companies                                               93                 --                   --
   Proceeds from sale of property and equipment                                       126                188                  246
   Purchase of treasury stock from the minority by a subsidiary                      (823)                --                   --
                                                                                ---------          ---------            ---------
 Net cash provided by investing activities                                        112,322            100,566               30,974
                                                                                ---------          ---------            ---------
 Cash flows from financing activities
   Proceeds from options exercised                                                    697              1,553                2,097
   Receipt of long-term loans from banks                                               --                418                  519
   Repayment of long-term loans                                                       (63)           (50,477)             (50,677)
   Increase (decrease) in short-term bank loan, net                                   313            (16,625)             (15,842)
   Receipt of short-term loans from minority shareholders of subsidiaries              --                119                  137
   Proceeds from convertible loans and long-term loans from minority
     shareholders of a subsidiary                                                     500              1,402                1,402
   Issuance of shares to the minority of a subsidiary                                 145                 --                   --
   Issuance expenses in a subsidiary                                                  (67)              (180)                (180)
   Dividend paid                                                                  (84,839)
   Dividend to minority shareholders of a subsidiary                                   --                (67)                 (67)
                                                                                ---------          ---------            ---------
 Net cash used in financing activities                                            (83,314)           (63,857)             (62,611)
                                                                                ---------          ---------            ---------
 INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  (6,913)            29,414              (41,295)
 CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD                          42,611             83,906               83,906
                                                                                ---------          ---------            ---------
 CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                             $  35,698          $ 113,320            $  42,611
                                                                                =========          =========            =========


The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. dollars in thousands

                                                                               Nine months
                                                                           ended September 30,            Year ended
                                                                     -------------------------------     December 31,
                                                                          2005             2004              2004
                                                                     ---------------  --------------  -------------------
                                                                                Unaudited
                                                                     -------------------------------
 Supplemental cash flow information:
 Cash paid for:
 Income taxes                                                         $     26,559       $        279       $       172
                                                                     ===============    ==============    ===============

 Interest                                                             $        204       $      1,081       $     1,044
                                                                     ===============    ==============    ===============

 Proceeds from sale of an affiliate not yet received                  $      1,958       $         -       $         -
                                                                     ===============    ==============    ===============

 Proceeds from sale of an affiliate received in Zoran shares          $      7,700       $         -       $         -
                                                                     ===============    ==============    ===============





                                                                                        Nine months
                                                                                           ended           Year ended
                                                                                       September 30,      December 31,
                                                                                           2004               2004
                                                                                      ---------------    ---------------
                                                                                        (Unaudited)
                                                                                      ---------------

(A)  Cash and cash equivalents resulting from newly consolidated subsidiaries
       Assets acquired and liabilities assumed at the purchase date:
        Working capital deficiency, net (except cash and cash
        equivalents)                                                                     $    1,071          $    1,071
         Deposits                                                                               (31)                (31)
         Property and equipment                                                                (618)               (618)
         Intangible assets                                                                   (1,350)             (1,350)
         Minority interests                                                                      66                  66
         Investment at equity prior to acquisition                                              678                 678
         Long-term liabilities                                                                  431                 431
                                                                                         ----------          ----------

         Cash and cash equivalents acquired                                              $      247          $      247
                                                                                         ==========          ==========



















The accompanying notes are an integral part of the consolidated financial statements.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

           The accompanying unaudited condensed interim consolidated financial statements have been prepared as of September 30, 2005, and for the nine and three months then ended in accordance with accounting principles generally accepted in the United States (U.S.
           GAAP) relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States but which are not required for interim reporting purposes, have been condensed or omitted. See Note 8 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel ("Israeli GAAP").

           These financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2004, included in Form 20-F for the year ended December 31,2004, filed with the Securities and Exchange Commission ("the Company's annual financial statements").

           The condensed interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the periods presented.

           Results for the nine and three months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

          a. The significant accounting policies followed in the preparation of these financial statements are identical to those applied in preparation of the latest annual financial statements.

          b. The financial statements have been prepared in U.S. dollars, since the functional currency of the Company and its principal subsidiaries is the U.S. dollar.

          c. The Company did not provide the pro forma information required by SFAS No. 123 when electing to follow APB Opinion 25 and its interpretations in accounting for the company and its subsidiaries' employee stock option, due to the immateriality of the difference between such pro forma information and actual results.

          d. FASB Statement No. 123 (revised 2004), "Share-Based Payment" (FAS 123(R)) (See Note 2y to the Company's annual financial statements), was to have been effective as of the beginning of the first interim or annual reporting period that commences after June 15, 2005 (July 1, 2005 for the Company); however, on April 14, 2005, the United States Securities and Exchange Commission ("SEC") delayed effectiveness of FAS 123(R) for companies with fiscal years ending December 31 (such as the Company) to January 1, 2006. The Company is currently evaluating the effect of the adoption of FAS 123(R) on its results of operations due to the application of FAS 123(R) by its affiliated companies.

          e. In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"). SAB 107 provides the SEC staff's position regarding the application of FAS 123(R) and contains interpretive guidance related to the interaction between FAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107, however it does not believe that SAB 107 will have a material effect on its financial position, results of operations or cash flows.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

          f. In May 2005, the FASB issued SFAS No. 154 "Accounting Changes and Errors Corrections" ("FAS 154"). FAS 154 replaces APB No. 20 "accounting changes" and SFAS No. 3 "Reporting Accounting changes in Interim Financial Statements". FAS 154 applies to all voluntary changes in accounting principle, and changes the accounting for and reporting of a change in accounting principle. FAS 154 requires, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. This statement also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

NOTE 3:- MAJOR TRANSACTIONS

          a.   Partner

               On April 20, 2005 Elbit, Elron's wholly-owned subsidiary, completed the sale of 12,765,190 Partner Communications Company Ltd. ("Partner") shares to Partner for approximately $94,000, as part of the sale together with the other Israeli founding shareholders of Partner, of an aggregate of approximately 33.3 million Partner shares to Partner for an aggregate consideration of approximately $245,000. As a result of the sale, Elron recorded in the statement of operations, a gain of approximately $56,400 (which amounted to approximately $45,400 net of tax).

               Subsequent to the aforementioned sale, Elron's beneficial holding in Partner is approximately 2%. This interest in Partner is no longer pledged to the banks providing financing to Partner but almost all of it is still subject to certain transfer restrictions under Partner's Israeli communications license.

          b.   NuLens

               On April 21, 2005, Elron completed an investment of approximately $2,900 in NuLens Ltd. ("NuLens"), in consideration for 763,584 Series A preferred shares, as part of an aggregate investment of approximately $3,400. NuLens is an Israeli medical devices company operating in the field of intra-ocular lenses mainly for cataract and presbyopia procedures. Elron's investment is in two installments, the first of approximately $1,700 was invested immediately for approximately 17% of NuLens on a fully diluted and on an as converted basis and an additional amount of approximately $1,200 will be invested upon the fulfillment of a certain milestone by NuLens. Following Elron's aggregate investment, Elron will hold approximately 25% of NuLens, on a fully diluted and on an as converted basis. The investment in NuLens is accounted for under the equity method.

          c.   Teledata

               On May 8, 2005, Elron completed an investment of $16,000 in Teledata Networks Ltd. ("Teledata"), in consideration for 4,923,194 series A preferred shares. The investment is part of an aggregate round of financing of $19,000, in which FBR Infinity II Ventures, an indirectly related venture capital fund ("Infinity"), invested the remaining $3,000. Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers. Following the

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 3:- MAJOR TRANSACTIONS (Cont.)

          c.   Teledata (Cont.)

               investment, Elron holds approximately 21% of Teledata, on a fully diluted and on an as converted basis. Since the investment is in preferred shares, which are not considered to be an investment that is in-substance-common stock according to the provisions of EITF 02-14, the investment in Teledata is accounted for under the cost method.

          d.   Netvision

               On May 19, 2005, Netvision completed its initial public offering on the Tel Aviv Stock Exchange in Israel of shares and convertible securities in consideration for the immediate net proceeds of approximately NIS 135 million (approximately $31,000). Out of the proceeds received, an amount of approximately NIS 38 million (approximately $8,600) was allocated to the shares and an amount of approximately NIS 97 million (approximately $22,400) was allocated to the convertible securities. In addition, future proceeds from the exercise of options sold in the offering may amount to a maximum of approximately NIS 28.8 million (approximately $6,600). Discount Investment Corporation ("DIC"), which holds approximately 48% of Elron, is the other major shareholder of Netvision. Elron and DIC each converted approximately $3,100 of loans into equity of Netvision immediately prior to the offering and $2,200 in loans was repaid to each of Elron and DIC from the proceeds of the offering. As a result of the initial public offering, Elron's interest in Netvision decreased from 45.7% to approximately 39% resulting in a gain of approximately $3,000. If all convertible securities in Netvision are converted to shares, Elron's interest in Netvision will decrease to 27.4%.

          e.   Oren

               On June 10, 2005, Zoran Corporation (NASDAQ: ZRAN) ("Zoran") completed the acquisition of Oren, in which Elron had a 41% interest. Prior to the transaction, Zoran held approximately 17% of Oren. The consideration paid by Zoran to the other shareholders in Oren was determined based on a value of Oren of $53,500. Zoran paid approximately $44,600 in the form of cash and Zoran common stock for the remaining 83% of Oren. Upon completion of the transaction, Elron received cash of approximately $12,500 and Zoran common stock with a value of approximately $7,700 (based on the market price of Zoran shares on the date of completion).. An amount of approximately $1,900 out of the cash received is deposited in an escrow account, half until June 2006 and half until June 2007, for the assurance of Oren's representations in accordance with the agreement. As a result of the sale, Elron recorded a gain in the second quarter of 2005 of approximately $19,700 (approximately $17,200 net of taxes)

               The Zoran shares received by Elron were accounted for as available-for-sale securities. In the third quarter, Elron sold all shares of Zoran received by it in the aforementioned sale for approximately $8,800 and recorded a gain of approximately $1,100 (approximately $700 net of tax).

          f.   Elron Telesoft

               The goodwill associated with the Systems and Projects segment (reporting unit) which consists of the operations of Elron Telesoft Ltd. and Elron Telesoft Export Ltd. ("ET group") is usually tested for impairment in the fourth quarter of each year. In light of ET group's results and level of operations, the goodwill associated with the Systems and Projects reporting unit was tested for impairment during the second quarter of 2005. As a

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 3:- MAJOR TRANSACTIONS (Cont.)

          f.   Elrn Telesoft (Cont.)

               result of the impairment test, the Company recorded impairment losses of approximately $1,300. This impairment loss is included in a separate line item in the statement of operations. The fair value of the aforementioned reporting unit was estimated using the discounted cash flows approach.

          g.   BrainsGate

               On August 8, 2005, Elron completed an investment of approximately $7,000 in BrainsGate Ltd. ("BrainsGate"), in consideration for 1,733,141 Series B-1 preferred shares, as part of an aggregate investment of approximately $17,000. BrainsGate is an Israeli company that is developing implantable medical devices to treat various central nervous system diseases (CNS) related pathologies. BrainsGate's core technology utilizes a miniature extra cranial implant that acts as a reversible blood brain barrier (BBB) modulator. Following Elron's investment, Elron holds approximately 20% of BrainsGate, on a fully diluted and on an as converted basis . Since the investment is in preferred shares, which are not considered to be an investment that is in-substance- common stock according to the provisions of EITF 02-14, the investment in BrainsGate is accounted for under the cost method.

          h.   Oncura

               In light of Oncura's results, the company recorded in the third quarter of 2005 an impairment loss on the investment in Oncura, due to an other than temporary decline in value of such investment. The loss was presented in the statement of operations in the line item "equity in losses of affiliated companies".

          i    GAIA

               On October 2, 2005, Elron completed an investment of approximately $4,000 in Gaia Broadband Services Management Ltd. ("Gaia"), in consideration for 214,463 Series A preferred shares. Gaia is an Israeli software company engaged in developing unique solutions in the field of broadband services management and home networks. Following Elron's investment, Elron holds approximately 44% of Gaia, on a fully diluted and on an as converted basis.

NOTE 4:- DIVIDEND

               On September 5, 2005, Elron has declared a cash dividend of $3.00 per share, totaling approximately $88,500. The dividend (out of the withholding tax at source which was paid on October 5, 2005, in the amount of approximately $3,500) was paid on September 27, 2005.

NOTE 5:- CONTINGENT LIABILITIES

         There were no material changes in the status of the Company's contingent liabilities as described in the Company's annual financial statements, the details of which are as follows:

          a. During September 1999, the Company received copies of two claims and a request to approve such claims as a class action on behalf of public shareholders of Elscint (formerly an affiliated company) against the Company and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint's substantial assets.

                           ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 5:- CONTINGENT LIABILITIES (Cont.)

               The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described in paragraph b below. The arrangement provides that if the appeal as described in paragraph b below is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed.

          b. On November 2, 1999, the Company received a copy of a claim, and a request to approve such a claim, as a class action on behalf of some institutional investors and others and those who held shares in Elscint on September 6, 1999. The allegations raised against the Company and certain of its officers including former officers, among others, relate to the period prior to the sale of the Company's holdings in Elbit Medical Imaging ("EMI") (the parent company of Elscint and formerly an affiliated company). The claimants seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint's share at $14 per share or other remedies. On August 16, 2000, the Haifa court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and have been granted permission to appeal to the Supreme Court in Israel, which appeal is currently pending.

               In addition, in February 2001, the claimants submitted a revised claim similar to the previous one but not as a class action. In August 2004, the Haifa District Court issued a decision ordering the cancellation of the requirement of the claimants to pay a twenty million shekels filing fee in connection with this claim. Certain of the defendants have requested permission to appeal the said decision of the Haifa District Court. It has not yet been determined when the defendants are required to file their statements of defense to the claim.

               The Company denies all the allegations set forth in the above claims, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, if accepted, will cause dismissal of the above allegations.


NOTE 6:- INCOME TAXES

          a. In the third quarter of 2005 Elbit received final tax assessments for the years 2002 to 2004, according to which certain prior year losses are to be offset from certain gains. Consequently, Elbit reversed a valuation allowance previously recorded in respect of deferred tax assets relating to loss carryforwards , which resulted in a tax benefit of $14,500. Since a portion of the valuation allowance reversed was in respect of loss carryforwards of Elbit existing at the date of Elbit's merger with Elron (See
               Note 3a to the Company's annual financial statements), Elron recorded a tax benefit in the amount of $3,900 relating to such portion as a reduction of the remaining goodwill that had resulted from the merger. The remaining portion of the tax benefit was recorded in the statement of operations.

          b. On July 25, 2005, the Israeli parliament approved the Law for the Amendment of tax income Tax Ordinance (No. 147), 2005 which progressively reduces the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%. The amendment had no material effect on the Company's financial position and results of operations.

                          ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 7:-      BUSINESS SEGMENTS

              As of September 30, 2005, the Company operates in two business segments: (1) the System and Projects segment through the ET group and (2) the Other Holdings and Corporate Operations segment which reflects the investments in companies engaged in various fields of advanced technology and also includes corporate headquarters.

              The operations of the System and Projects segment include development and supply of software solutions for revenue assurance and management of large and complex communication and internet networks.

              The Other Holdings and Corporate Operations segment includes holdings in various companies that operate in the telecom and software, medical devices, semiconductors, advanced materials and the corporate operations.

              On September 2, 2003, Elron's majority owned subsidiary, ESW, sold substantially all of its assets and business to Zix (See Note 3d to the Company's annual financial statements). Prior to the above sale, the Company operated indirectly through ESW in a third business segment - Internet Products.

              Segment information is as follows:

                                                             Other
                                                           holdings           Internet
                                              Systems         and            Products
                                                and        corporate       (Discontinued
                                             Projects      operations       operations)             Adjustments        Total
                                           ------------   ------------     --------------           -----------        ------
          For the nine months ended
            September 30, 2005
            (Unaudited):
         --------------------------------
          Net revenues                          $ 3,278        $ 9,131          $        -         $      -          $ 12,409
          Net income (loss)                      (2,792)        49,641                   -                -            46,849

          As of September 30, 2005
            (Unaudited):
         --------------------------------
          Total assets                            4,815        362,134                   -           (2,084)(*)        364,865

          For the nine months ended
            September 30, 2004
              (Unaudited):
         --------------------------------

          Net revenues                          $ 4,251        $ 7,295          $        -         $      -           $ 11,546
          Net income (loss)                      (7,191)        87,664                (450)               -             80,023

          For the three months ended
           September 30, 2005
            (Unaudited):
         --------------------------------

          Net revenues                          $ 1,006        $ 2,885         $         -          $      -          $  3,891
          Net income (loss)                        (717)         5,479                   -                 -             4,762

          For the three months ended
            September 30, 2004
              (Unaudited):
         --------------------------------

          Net revenues                          $   811        $ 3,734          $        -       $        -           $  4,545
          Net income (loss)                      (6,083)        76,999                 (94)               -             70,822

          For the year ended December
            31, 2004 (Audited):
         --------------------------------

          Net revenues                          $ 5,065        $11,265          $        -       $        -           $ 16,330
          Net income (loss)                      (7,946)        92,533                (454)               -             84,133

          As of December 31, 2004
            (Audited):
         --------------------------------

          Total assets                            7,630        495,642                   -           (2,116)(*)        501,156

              (*)    Inter-company balances.

                          ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 8:-      RECONCILIATION TO ISRAELI GAAP

              The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. Had the consolidated financial statements been prepared in accordance with Israeli GAAP, the effects on the financial statements would have been as follows:

              a. Effect on the statement of operations:

                                                                          Nine months ended September 30, 2005
                                                                 ---------------------------------------------------------
                                                                                                           As per Israeli
                                                                  As reported            Adjustments            GAAP
                                                                 ---------------      ----------------    ----------------
                                                                                        Unaudited
                                                                 ---------------------------------------------------------
                      Net income                                 $     46,849       $        13,149      $      59,998

                                                                          Nine months ended September 30, 2004
                                                                 -------------------------------------------------------
                                                                       As                              As per Israeli
                                                                   reported(*)         Adjustments          GAAP
                                                                 ---------------    ---------------- -------------------
                                                                                        Unaudited
                                                                 -------------------------------------------------------
                      Net income                                 $     80,023       $         9,604      $      89,627


                                                                         Three months ended September 30, 2005
                                                                --------------------------------------------------------
                                                                                                        As per Israeli
                                                                  As reported         Adjustments           GAAP
                                                                ----------------   ----------------   ------------------
                                                                                       Unaudited
                                                                --------------------------------------------------------
                      Net income                                $       4,762       $        (5,067)     $        (305)

                                                                          Three months ended September 30, 2004
                                                                 -------------------------------------------------------
                                                                       As                               As per Israeli
                                                                   reported(*)         Adjustments           GAAP
                                                                 ---------------     ---------------- ------------------
                                                                                        Unaudited
                                                                 -------------------------------------------------------

                      Net income                                 $     70,822       $        10,608      $      81,430

                                                                                       Year ended
                                                                                    December 31, 2004
                                                                 ---------------------------------------------------------
                                                                                                         As per Israeli
                                                                   As reported         Adjustments           GAAP
                                                                 ---------------     ----------------   ------------------
                      Net income                                 $     84,133       $         7,896      $      92,029


              b. Effect on the balance sheet:

                                                                                   September 30, 2005
                                                                 ---------------------------------------------------------
                                                                                                        As per Israeli
                                                                   As reported         Adjustments           GAAP
                                                                 ---------------     ---------------   -------------------
                                                                                        Unaudited
                                                                 ---------------------------------------------------------
                      Total assets                               $    364,865       $       (71,198)     $     293,667

                      Total liabilities including minority
                        interest                                       63,315               (22,947)            40,368

                      Total equity                                    301,550               (48,251)           253,299


                          ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. dollars in thousands, except share and per share data

NOTE 8:-      RECONCILIATION TO ISRAELI GAAP (Cont.)

              b. Effect on the balance sheet: (Cont.)


                                                                                    December 31, 2004
                                                                 -------------------------------------------------------
                                                                                                        As per Israeli
                                                                    As reported       Adjustments           GAAP
                                                                 ---------------   ----------------   ------------------

                                                                 -------------------------------------------------------
                      Total assets                               $    501,156       $      (176,476)     $     324,680

                      Total liabilities including minority
                        interest                                       12,076               (62,976)            49,100

                      Total equity                                    389,080              (113,500)           275,580

              c.    Material adjustments:

                    The abovementioned adjustments result primarily from the differences between U.S. GAAP and Israeli GAAP detailed in
                    Note 29 to the Company's annual financial statements, as well as from transactions and events which occurred during the nine and three months periods ended September 30, 2005, as follows:

                    1. As described in Note 3a above, Elbit sold in the second quarter of 2005 12,765,190 shares of Partner. According to Israeli GAAP, the merger between Elron and Elbit, which occurred in May 2002, was considered to be a transaction with controlling shareholders and therefore the assets and liabilities of Elbit were recorded by Elron according to their carrying values in Elbit at the date of the merger (see Note 29(c)4 to the Company's annual financial statements). The carrying value of the Partner shares was approximately $30 and therefore the gain after tax recorded in respect of the above sale of Partner shares under Israeli GAAP amounted to approximately $69,700, as compared to approximately $45,400 under US GAAP.

                    2. As described in Note 6a, Elbit reversed the valuation allowance in respect of deferred tax assets in the amount of approximately $14,500, of which approximately $3,900 was recorded as a reduction of goodwill, thus reducing the remaining balance of the goodwill resulting from the merger. Under the Israeli GAAP the portion of the tax benefit relating to the interest acquired was recorded as an adjustment to additional paid-in capital while the portion relating to the interest previously held by Elron was recorded as a tax benefit in net income. Accordingly, under Israeli GAAP the amount recorded as a tax benefit in Elron's statement of operations was approximately $9,100, as compared to approximately $10,600 under US GAAP.

                    3. As described in Note 3e above, Elron sold all of its holdings in Oren in the second quarter of 2005. As a result of the difference between Israeli GAAP and US GAAP described in Note 29(c)2 to the Company's annual financial statements, Elron's investment in Oren at the date of sale under US GAAP was substantially lower than such investment under Israeli GAAP (the difference amounted to approximately $5,000). As a result, the gain recorded under Israeli GAAP for the sale of the investment in Oren, amounted to approximately $12,200, net of tax, compared to a gain, of approximately $17,200, net of tax under US GAAP.

                          ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES

--------------------------------------------------------------------------------
ANNEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

Details relating to major investments as of September 30, 2005:


                                                                       Carrying value       Market value of the publicly
                                                                      of the investment                traded
                                                           % of             as of                investments as of:
                                                         ownership      September 30,      September 30,       November 7,
                                                        interest(1)        2005(2)             2005               2005
                                                      -----------------------------------------------------------------------

 Consolidated Companies:
 -----------------------
 Elron Telesoft Ltd. and Elron Telesoft Export Ltd.       100%          $       1,900        $         -       $         -
 Galil Medical Ltd.(3)                                     40%                  1,136                  -                 -
 3DV Systems Ltd.(3)                                       71%                     37                  -                 -
 Starling(3)                                               50%                  1,002                  -                 -
 SELA(3)                                                   39%                  1,153                  -                 -

 Affiliated Companies (equity):
 ------------------------------
 Given Imaging Ltd. (Nasdaq: GIVN)(3)                      19%                 64,594            130,813           127,563
 NetVision Ltd. (TASE: NTSN)                               39%                  4,734             21,537            23,599
 ChipX                                                     26%                  2,700                  -                 -
 CellAct Ltd.                                              45%                    445                  -                 -
 Oncura(4)                                                 10%                 10,353                  -                 -
 AMT                                                       42%                  3,334                  -                 -
 Wavion, Inc.                                              38%                  1,223                  -                 -
 Pulsicom Israel Technologies Ltd.                         18%                     10                  -                 -
 Notal Vision, Inc.                                        26%                    268                  -                 -
 NuLens Ltd.                                               22%                    908                  -                 -

 Available for sale:
 -------------------
 Partner (Nasdaq: PTNR)                                     2%                 26,617             26,617            25,195
 EVS (Nasdaq: EVSNF.OB)                                    10%                  1,388              2,030             2,012


 Partnership:
 ------------
 Gemini Israel Fund L.P.                                    5%                     37                  -                 -
 InnoMed Ventures L.P.                                     14%                  3,696                  -                 -

 Cost:
 -----
 Avantry (formerly:Witcom Ltd.)(3)                          7%                      2                  -                 -
 Jordan Valley                                             28%                  6,707                  -                 -
 Impliant Inc.                                             22%                  7,340                  -                 -
 Teledata Ltd.                                             21%                 16,000                  -                 -
 Brainsgate                                                22%                  6,947

(1)  On the basis of the outstanding share capital.

(2)  Includes loans and convertible notes.

(3) Represents the carrying value and the ownership interest of the investment in Elron's books and Elron's share in the carrying value and ownership interest of the investment in RDC's books.

(4) Represents Elron's share in the carrying value and the ownership interest of the investment in Galil's books.



                      - - - - - - - - - - - - - - - - - - -